QUESTCOR PHARMACEUTICALS, INC.

1300 NORTH KELLOGG DRIVE, SUITE D

ANAHEIM, CALIFORNIA 92807

October 6, 2011

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:

Questcor Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 23, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011

Filed July 29, 2011

File No. 001-14758

Responses to SEC Staff comments made by letter dated September 14, 2011

Ladies and Gentlemen:

Questcor Pharmaceuticals, Inc. (the “Company”) hereby respectfully submits its responses to the SEC Staff comments made by letter dated September 14, 2011 (the “Comment Letter”), relating to the Company’s Form 10-K for the fiscal year ended December 31, 2010, as filed on February 23, 2011 (the “Form 10-K”), and Form 10-Q for the quarterly period ended June 30, 2011, as filed on July 29, 2011 (the “Form 10-Q”). The Company’s responses are keyed to numbered paragraphs that correspond to the comments made by the SEC Staff in the Comment Letter. Each response is preceded by a reproduction of the corresponding SEC Staff comments as set forth in the Comment Letter. The Company has filed this response letter on EDGAR under the form label CORRESP, as requested.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Cost of Sales, page 22

1.	Tell us the amount of product liability insurance expense included in cost of sales in 2010 and why you believe product liability insurance is properly classified in cost of sales.

Response 1:

The amount of product liability insurance expense included in cost of sales for 2010 was $240,000, representing approximately 0.2% of net sales. ASC 330 provides that cost of sales

Securities and Exchange Commission

October 6, 2011

includes all costs of purchase, costs of conversion and other costs incurred in bringing inventory to its present location and condition. Approximately thirty-five percent (35%) of the Company’s net sales are derived from the use of the Company’s primary product, H.P. Acthar Gel (repository corticotropin) to treat infantile spasms, a rare, debilitating form of epilepsy affecting infants and children under two (2) years old. Many of these patients also suffer from other serious medical conditions. While Acthar has a long, excellent record of safety, the use of Acthar to treat infants and young children suffering from this potentially deadly condition subjects the Company to potential product liability claims. Substantially all of the remainder of the Company’s net sales are derived from the use of Acthar to treat patients suffering from exacerbations associated with multiple sclerosis and from nephrotic syndrome, both of which afflict chronically diseased patients with poor long-term prospects. As such, the Company incurs significant potential exposure to litigation risk, including product liability claims, in connection with the use of Acthar. Accordingly, the Company views product liability insurance is a requirement of bringing Acthar to market.

Critical Accounting Policies And Estimates

Revenue Recognition, page 25

2.	In your 2009 Form 10-K on page 28 you provided disclosure of the change in sales-related reserves showing for each year the beginning balance, current provision related to sales made in the current period, current provision related to sales made in prior periods, actual payments for sales made in current year, actual payments for sales made in prior years. Tell us why you did not provide this disclosure in the 2010 Form 10-K and provide us this information for 2010. Further confirm to us that you will provide this information in future filings.

Response 2:

Rule 12-09 under Regulation S-X instructs companies to (i) list, by major classes, all valuation and qualifying accounts and reserves not included in specific schedules, (ii) identify each class of valuation and qualifying accounts and reserves by descriptive title, and (iii) group (a) those valuation and qualifying accounts which are deducted in the balance sheet from the assets to which they apply and (b) those reserves which support the balance sheet caption, Reserves. In accordance with Rule 12-09, the Company provided the requested disclosure in Schedule II Valuation & Qualifying Accounts on page 64 of the Form 10-K. The Company supplementally advises the SEC Staff that the Company will continue to include comparable disclosures in future filings, including related disclosures in the body of such future filings. In future filings, the Company will include the expanded disclosure of the change in sales-related reserves showing for each year the beginning balance, current provision related to sales made in the current period, current provision related to sales made in the prior periods, actual payments for sales made in the current year, and actual payments for sales made in the prior year. Disclosure that would have been included in the Form 10-K for the year ended December 31, 2010 would have included the following tables:

	2010	2009	2008
Balance at January 1	11,070	11,406	6,514
Actual Medicaid rebate payments for sales made in prior year	(7,929)	(8,300)	(7,274)
Actual Medicaid rebate payments for sales made in current year	(22,895)	(32,850)	(22,074)
Current Medicaid rebate provision for sales made in prior year	0	0	760
Current Medicaid rebate provision for sales made in current year	37,138	40,814	33,480

Balance at December 31	17,384	11,070	11,406

Securities and Exchange Commission

October 6, 2011

	2010	2009	2008
Balance at January 1	3,530	0	0
Actual Tricare rebate payments for sales made in prior year	0	0	0
Actual Tricare rebate payments for sales made in current year	(607)	0	0
Current Tricare rebate provision for sales made in prior year	0	99	0
Current Tricare rebate provision for sales made in current year	1,202	3,431	0

Balance at December 31	4,125	3,530	0

	2010	2009	2008
Balance at January 1	322	164	222
Actual Government chargeback payments for sales made in prior year	(280)	(164)	(222)
Actual Government chargeback payments for sales made in current year	(133)	(4,707)	(3,231)
Current Government chargeback provision for sales made in prior year	0	0	0
Current Government chargeback provision for sales made in current year	93	5,029	3,395

Balance at December 31	2	322	164

Research and development, page 23

3.	In order to help us evaluate your disclosure about the resources that you expend in your research and development activities, please provide us the following information:

•

Provide us a breakout of total research and development expense shown in the financial statements incurred for 2009 and 2010. This may take a variety of forms depending on how you manage and report projects within the organization, for example, distinguishing between preclinical and clinical development categories and/or by therapeutic class.

•

You indicate that you plan to incur a significant increase in research and development expenses in 2011 through 2013 due to dose response clinical trials. Please tell us the dollar or percentage increase or range of the increase expected.

Securities and Exchange Commission

October 6, 2011

Response 3:

The Company’s research and development activities are not directed at potential new products but rather on generating additional data and other information to support the usage of Acthar in connection with the treatment of various conditions, either which are already on the product’s label of FDA approved indications or potentially could be added to the label. As a result, the Company manages and evaluates its research and development expenditures generally by the type of costs incurred. The Company generally classifies and separates research and development expenditures into amounts related to medical affairs, regulatory, product development and manufacturing costs. Such categories include the following types of costs:

•	Medical Affairs Costs – Medical affairs costs, which include activities related to medical information in support of the Company’s product Acthar and its related indications.

•	Regulatory Costs – Regulatory costs, which include compliance and clinical related expenses.

•	Product Development Costs – Product development costs, which include contract research organization costs and study monitoring costs.

•	Manufacturing Costs – Manufacturing costs, which include costs related to production scale-up and validation, raw material qualification and stability studies.

In 2010, approximately 43% of the Company’s research and development expenditures were for medical affair costs, 25% was spent on regulatory costs, 12% was spent on product development costs, and approximately 20% was spent on manufacturing costs.

In 2009, approximately 43% of the Company’s research and development expenditures were for medical affair costs, 34% was spent on regulatory costs, and approximately 23% was spent on manufacturing costs.

The Company intends to continue its research and development efforts to explore the use of Acthar as a therapeutic alternative for the treatment of nephrotic syndrome. In 2010, the Company supported investigator-initiated studies in patients with idiopathic membranous nephropathy (on-label) and diabetic nephropathy (not on-label). Based on the results of these investigations, the Company currently intends to conduct a Phase IV dose response clinical trial for idiopathic membranous nephropathy and a Phase II dose response clinical trial for diabetic nephropathy in 2011. These dose response clinical trials will result in a significant increase in research and development expenses in 2011 through 2013. The Company may also pursue clinical trials to evaluate the use of Acthar to treat other therapeutic uses, including conditions that are not currently on the label of approved indications for Acthar.

The expenditures that will be necessary to execute the Company’s development plans are subject to numerous uncertainties, which may affect the Company’s research and development expenditures and capital resources. For instance, the duration and the cost of clinical trials may vary significantly depending on a variety of factors including a trial’s protocol, the number of patients in the trial, the duration of patient follow-up, the number of clinical sites in the trial, and the length of

Securities and Exchange Commission

October 6, 2011

time required to enroll suitable patient subjects. Even if earlier results are positive, the Company may obtain different results in later stages of development, including failure to show the desired safety or efficacy, which could impact the Company’s development expenditures for a particular indication. Although the Company spends a considerable amount of time planning its development activities, the Company may be required to deviate from its plan based on new circumstances or events or its assessment from time to time of a particular indication’s market potential, other product opportunities and its corporate priorities. Any deviation from the Company’s plan may require it to incur additional expenditures or accelerate or delay the timing of its development spending. Furthermore, as the Company obtains results from trials and reviews the path toward regulatory approval, it may elect to discontinue development of certain indications or product candidates, in order to focus its resources on more promising indications or candidates. As a result, the amount or ranges of estimable cost and timing to complete the Company’s product development programs and each future product development program is not estimable.

The Company supplementally advises the SEC Staff that the Company will include comparable disclosures in future filings.

Notes to Consolidated Financial Statements

Note 5. Fair Value of Stock-Based Awards, page 58

4.	You disclose “During 2010, we reviewed our methodology for calculating volatility and, in doing so we shortened the look-back period to represent the time period following the implementation of our Acthar-centric pricing strategy in late 2007. This resulted in a lower volatility which, we believe, is a better representation of our current market condition.” Explain in detail how you determined expected volatility in 2010 and 2009 and why you believe the methodology in 2010 complies with ASC 718-10-55-35 through 718-10-55-41 which states periods of extraordinary volatility may be disregarded. Provide us the length of the look-back period used for 2010 and 2009, how the period was determined and the volatility being used in 2011 and how volatility was determined. We note the risk factor stating your stock price has been volatile.

Response 4:

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Stock Compensation (formerly, FASB Statement 123R), requires that all equity awards granted to employees be accounted for at “fair value.” Under the fair value recognition provisions of ASC 718, share-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense, net of estimated pre-vesting forfeitures, ratably over the vesting period of the award. ASC 718 provides extensive guidance for companies when selecting option-pricing model inputs, and states that estimates should be reasonable, supportable, and determined in a consistent manner from period to period.

In order to meet the fair value measurement objective, a company’s management is required to develop estimates regarding the expected volatility of its share price. Paragraph A31 of ASC 718, defines volatility as “a measure of the amount by which a financial variable, such as share price, has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period.” The

Securities and Exchange Commission

October 6, 2011

Company adopted ASC 718, effective January 2006, and used the historical volatility of its common stock at the date of grant as the best estimate of its expected stock price volatility until the Company implemented a new business strategy in the third quarter of 2007, which caused the Company to transition from a loss position to a profitable company. This successful strategy had a significant, positive impact on the Company’s stock price, as evidenced by an increase from a low of $0.35 per share in the quarter ended September 30, 2007 to a high of $6.15 per share in the quarter ended December 31, 2007, an increase of 1,657%. ASC 718 provides for the following guidance in determining volatility: “5. Exclusion of Periods of Historical Data – In some instances, due to a company’s particular business situations, a period of historical volatility data may not be relevant in evaluating expected volatility. In these instances, that period should be disregarded.”

Following the quarter ended March 31, 2010, the Company’s management reviewed its expected volatility assumption in light of its new financial status as a profitable company. As part of such review, the Company analyzed its historical stock price volatility for the years 2000 through 2009. Historical stock price volatility for those years was as follows:

Time Period	Volatility
1/1/2000—12/31/2000	100.36%
1/1/2001—12/31/2001	100.23%
1/1/2002—12/31/2002	76.94%
1/1/2003—12/31/2003	77.59%
1/1/2004—12/31/2004	84.53%
1/1/2005—12/31/2005	74.38%
1/1/2006—12/31/2006	76.15%
1/1/2007—12/31/2007	112.73%
1/1/2008—12/31/2008	62.58%
1/1/2009—12/31/2009	67.03%
1/1/2010—3/31/2010	62.33%
1/1/2010—4/13/2010	59.84%

As part of its analysis, the Company’s management considered guidance set forth in ASC 718, including without limitation, the fact that periods of extraordinary volatility may be disregarded and that “a company should consider those future events that it reasonably concludes a marketplace participant would also consider in making the estimation.” In light of the foregoing, the Company’s management determined that (i) the time period (e.g., September 2007 through December 2007) immediately following the implementation of the Company’s pricing strategy should be disregarded and (ii) the two years following the Company’s implementation of its pricing strategy (e.g., beginning January 1, 2008) were more indicative of the Company’s expected volatility. The Company’s management therefore decided to revise its expected volatility assumption in accordance with ASC 718, effective March 31, 2010, with a historical stock price volatility period commencing January 1, 2008. Under ASC 718, there are the three general criteria: (i) the event (e.g., the implementation of the Company’s pricing strategy) is specific to the Company, (ii) under management’s control and (iii) not expected to recur during the expected term of options being granted.

The Company informs the SEC Staff that the volatility assumption used for the first quarter ended March 31, 2011 and the second quarter ended June 30, 2011 was 60.24% and 60.08%, respectively, as extrapolated from the information set forth in the table above (e.g. from January 1, 2008 through June 30, 2011 for the second quarter ended June 30, 2011).

Securities and Exchange Commission

October 6, 2011

Note 6. Indemnifications, Commitments and Contingencies

Commitments, page 61

5.	You state that you have an agreement with BioVectra dcl to produce the active pharmaceutical ingredient used in Acthar. The agreement terminates 12 months after written notice by either party. Under the terms of the new agreement, you are obligated to purchase a minimum amount of Acthar active pharmaceutical ingredient and will not purchase in excess of a certain amount of Acthar API per year. Please provide us proposed disclosure to be included in the future periodic reports that quantifies the amount of annual minimum purchases and include them in your Contractual Obligations table.

Response 5:

The Company respectfully notes that under the Supply Agreement, between the Company and BioVectra, Inc. (“BioVectra”), entered into as of July 14, 2010 (the “Supply Agreement”), the Company is not required to purchase an annual minimum amount of Acthar active pharmaceutical ingredient (“API”). Rather, the Company must purchase a minimum amount of API over the term of the Supply Agreement. As such, the Company respectfully notes that there is no annual minimum purchase obligation with respect to the Supply Agreement, and that disclosure with respect thereto cannot be made in the Company’s Contractual Obligations table in future filings.

As indicated above, the Company is required to purchase a minimum amount of API over the term of the Supply Agreement. However, the Company respectfully notes that it submitted an application under Rule 24b-2 (the Confidential Treatment Application”), requesting confidential treatment of certain provisions of the Supply Agreement, including without limitation, the provisions regarding the minimum amount of API to be purchased by the Company over the term of the Supply Agreement. The SEC granted the Company’s request for confidential treatment of such provisions, as evidenced by the Order Granting Confidential Treatment Under the Securities Exchange Act of 1934, dated November 16, 2010 (the “SEC Order”). The Company further respectfully notes that it previously provided information regarding the minimum purchase amount of API for the term of the Supply Agreement to the SEC Staff as part of its Confidential Treatment Application. In light of the foregoing, and the fact that such provisions continue to relate to confidential financial and commercial information of the Company, the Company respectfully informs the SEC Staff that it has properly excluded disclosures regarding the minimum purchase amount of API for the term of the Supply Agreement in its Contractual Obligations table.

6.	Please quantify and discuss the facts and circumstances concerning the maximum purchase quantity including how and when such limitation might affect your operations and your contingency plans to access alternative sources.

Response 6:

The Company respectfully notes that the Confidential Treatment Application also requested confidential treatment of the provisions of the Supply Agreement regarding the amount of the annual maximum purchase amount of API, and that the SEC Order granted the Company’s request with respect thereto. The Company further respectfully notes that it previously provided information regarding the annual maximum purchase amount of API to the SEC Staff as part of its Confidential Treatment Application.

Securities and Exchange Commission

October 6, 2011

With respect to the SEC Staff’s request for discussion regarding how the maximum purchase quantity limitation might affect the Company’s operations and the Company’s contingency plans to access alternative sources, the Company notes that, as disclosed in its filings under the Securities Exchange Act of 1934, as amended, it does not have substitute suppliers for its products, including API. As such, in the event that the Company’s requirements for API exceed the annual maximum purchase quantity under the Supply Agreement, the Company would likely consider seeking to amend the Supply Agreement to increase the annual maximum purchase quantity, entering into a new supply agreement on substantially similar terms with a new manufacturer for its additional requirements of API or pursuing some other strategy. However, the Company currently believes that the annual maximum purchase quantity limitation is not likely to affect its operations since such limitation significantly exceeds the amount of API currently purchased from BioVectra on an annual basis.

Form 10-Q For the Period Ended June 30, 2011

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 6

7.	Please provide us proposed disclosure to be included in future periodic reports that states your accounting policy for the recognition and classification of the annual fee imposed by the Patient Protection and Affordable Care Act as amended by the Health Care and Education Affordability Reconciliation Act on pharmaceutical companies that sell branded prescription drugs or biologics to specified government programs in the United States. Further, quantify the fees accrued and expensed to date. Refer to ASU 2010-27 and ASU 2011-06.

Response 7:

The Company respectfully notes that it received two notices from the IRS Department of Treasury in May 2011 and August 2011, which indicated that the Company does not owe any annual fees with respect to the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, imposed on pharmaceutical companies that sell branded prescription drugs or biologics to specified government programs in the United States. As such, no fees have been accrued or expensed by the Company to date. The Company supplementally advises the SEC Staff that the Company has properly excluded disclosures regarding such annual fees as no such fees have been owed by the Company under the Patient Protection Reconciliation Act.

8.	Please provide us proposed disclosure to be included in future periodic reports that states your unaudited interim financial statements “reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented.” Refer to Regulation S-X Rule 3-03(d).

Securities and Exchange Commission

October 6, 2011

Response 8:

In future filings, the Company will expand the discussion of its basis of presentation as follows:

“In the opinion of the Company’s management, all adjustments (consisting of normal recurring adjustments) considered necessary for the fair presentation of interim financial information have been included.”

Liquidity and Capital Resources, page 26

9.	Please provide us proposed disclosure to be included in future period reports that explains why accounts receivable increased at a greater rate than sales. Provide the number of days’ sales in accounts receivable and explain the difference between that number and your standard credit terms.

Response 9:

The Company has one customer that makes up over 99% of its revenue and accounts receivable, with standard payment terms of 30 days. Because the sales orders are intermittent and can be received at different times throughout the month and because the volume of a single order can be $3 million to $4 million, the Company’s accounts receivable balance will vary as of a specific date, including the final day of a fiscal period. For these reasons, the Company’s accounts receivable, expressed as a number of days sales outstanding (“DSO”), might not properly represent the Company’s standard credit terms.

For example, invoiced sales for the quarter ended December 31, 2010 were $38.8 million, with an accounts receivable balance of $11 million at December 31, 2010 and a DSO of 26 days. Comparatively, invoiced sales for the quarter ended June 30, 2011 were $60.1 million, with an accounts receivable balance of $24 million and a DSO of 37 days. The fluctuation in the DSO is due to the timing of the placement of one order or the timing of collection of one outstanding invoice.

In future filings, the Company will expand the discussion of liquidity and capital resources to include a discussion of the DSO as follows:

“Our collection terms on our accounts receivable are net 30 days. With over 99% of our accounts receivable and net sales generated by one customer, we have experienced fluctuations in our days sales outstanding calculation, or DSO, due to the timing of the placement of orders and the collection of invoices. For example, our DSO for the three months ended December 31, 2010 was 26 days as compared to our DSO of 37 days for the three months ended June 30, 2011.”

The Company acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Securities and Exchange Commission

October 6, 2011

(b)	SEC Staff comments or changes to disclosure in response to SEC Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Company may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at (714) 786-4220, or by facsimile at (714) 789-4229.

Sincerely,

/s/ Michael H. Mulroy
Michael H. Mulroy
Chief Financial Officer and General Counsel